FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2019

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

2.	Schedule of the institutional investor(s)/analyst(s) meets

Item 1

OTHER NEWS

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

Subject: Disclosures under Indian Listing Regulations

Enclosed, please find the schedule of the institutional investor(s) / analyst(s) meets/calls held in Mumbai on May 10, 2019. The details of the same are also available on the Bank’s website www.icicibank.com.

You are requested to take note of above and arrange to bring it to the notice of all concerned.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 2

SCHEDULE

Institutional investor(s) / analyst(s) meets/calls held in Mumbai: May 10, 2019

Sr. No.	Type of meeting	Attendees: Fund/firm
1.	One-on-one Meeting	Ambit Capital
2.	Conference call	Hillhouse Capital
3.	One-on-one Meeting	Dron Capital Advisors
4.	One-on-one Meeting	White Oak Capital Partners
5.	Conference call	Bloom Tree Partners

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	May 13, 2019	By:	/s/ Vivek Ranjan
		Name :	Mr. Vivek Ranjan
		Title :	Chief Manager